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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 52)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                          87927W10
       (Title of class of securities)                             (CUSIP number)

                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                                75 FIFTH STREET,
                                  SUITE 320-321
                             ATLANTA, GEORGIA 30308
                                 (404) 920-0744

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                               APRIL 4 and 5, 2007
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 pages)

------------------------------------      --------------------------------------
CUSIP No.  87927W10                  13D                             Page 2 of 9
------------------------------------      --------------------------------------

----------  --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON             PIRELLI & C. S.p.A.
            I.R.S. IDENTIFICATION NO.            Not Applicable
            OF ABOVE PERSON
----------  --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)[X]
                                                                   (b)[_]
----------  --------------------------------------------------------------------
    3       SEC USE ONLY
----------  --------------------------------------------------------------------
    4       SOURCE OF FUNDS:                             BK, WC
----------  --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                       [_]
----------  --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION:                  Italy
----------  --------------------------------------------------------------------
                     7         SOLE VOTING POWER:                  182,113,185
    NUMBER OF   ----------  ----------------------------------------------------
     SHARES          8         SHARED VOTING POWER:               2,407,345,359
  BENEFICIALLY                                                     (See Item 5)
    OWNED BY    ----------  ----------------------------------------------------
      EACH           9         SOLE DISPOSITIVE POWER:             182,113,185
    REPORTING   ----------  ----------------------------------------------------
  PERSON WITH        10         SHARED DISPOSITIVE POWER:         2,407,345,359
                                                                   (See Item 5)
----------  --------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY             2,589,458,544
            REPORTING PERSON:
----------  --------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:                                                     [_]
----------  --------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          19.35%

----------  --------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON:             CO
----------  --------------------------------------------------------------------

------------------------------------      --------------------------------------
CUSIP No.  87927W10                  13D                             Page 2 of 9
------------------------------------      --------------------------------------

----------  --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON         OLIMPIA S.p.A.
            I.R.S. IDENTIFICATION NO.        Not Applicable
            OF ABOVE PERSON
----------  --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)[X]
                                                                   (b)[_]
----------  --------------------------------------------------------------------
    3       SEC USE ONLY
----------  --------------------------------------------------------------------
    4       SOURCE OF FUNDS:                             WC
----------  --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                       [_]
----------  --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION:                  Italy
----------  --------------------------------------------------------------------
                     7         SOLE VOTING POWER:                  0
    NUMBER OF   ----------  ----------------------------------------------------
     SHARES          8         SHARED VOTING POWER:               2,407,345,359
  BENEFICIALLY                                                     (See Item 5)
    OWNED BY    ----------  ----------------------------------------------------
      EACH           9         SOLE DISPOSITIVE POWER:             0
    REPORTING   ----------  ----------------------------------------------------
  PERSON WITH        10         SHARED DISPOSITIVE POWER:         2,407,345,359
                                                                    (See Item 5)
----------  --------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY             2,407,345,359
            REPORTING PERSON:
----------  --------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:                                                     [_]
----------  --------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          17.99%
                                                                    (See Item 5)
----------  --------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON:             CO
----------  --------------------------------------------------------------------

            This Amendment No. 52 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

            Pirelli & C., Olimpia, Sintonia S.p.A. (which, it publicly announced on March 9, 2007, has replaced Edizione Holding in various shareholders agreements relating to Olimpia) and Sintonia S.A. (which, according to Sintonia S.p.A.'s public announcement, is the new name of Edizione Finance) are members of a group with respect to the Telecom Italia Shares. (By virtue of the 2006 Shareholders Agreement described in Amendment No. 45 to the Statement on Schedule 13D, Assicurazioni Generali S.p.A. and Mediobanca S.p.A. may also be deemed to be members of that group.) This Amendment constitutes a separate filing on Schedule 13D by Pirelli & C. and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli & C. and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Sintonia S.p.A., its predecessor Edizione Holding or Sintonia S.A. has been provided by the nominating person or by such nominee director or officer.

ITEM 4.  PURPOSE OF TRANSACTION

            On April 4, 2007, Olimpia issued a press release announcing the candidates it will propose for election to the Company's Board of Directors at the Ordinary Shareholders' Meeting of the Company to be held on April 15 and 16, 2007. On April 5, 2007, Olimpia published an announcement pursuant to Article 9 of the Company's bylaws with respect to certain proposals it will present at the Ordinary Shareholders' Meeting, including its candidates for election to the Board of Directors. The information contained in the press release and announcement, which are filed as Exhibits 111 and 112, respectively, is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

111.     Press release issued by Olimpia on April 4, 2007.

112.     Announcement published by Olimpia on April 5, 2007.




                               Page 4 of 9 pages

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2007

                                    PIRELLI & C. S.p.A.


                                    By:    /s/ Anna Chiara Svelto
                                       ------------------------------------
                                       Name:  Anna Chiara Svelto
                                       Title: Attorney-in-fact


                                    OLIMPIA S.p.A.


                                    By:    /s/ Luciano Gobbi
                                       ------------------------------------
                                       Name:  Luciano Gobbi
                                       Title: Director and Attorney-in-fact

















                               Page 5 of 9 pages

                                  EXHIBIT INDEX
                                  -------------



Exhibit No.
-----------

111.    Press release issued by Olimpia on April 4, 2007.

112.    Announcement published by Olimpia on April 5, 2007.




















                               Page 6 of 9 pages

                                                                     EXHIBIT 111
                                                                     -----------


                            OLIMPIA SPA PRESS RELEASE
                            -------------------------

              OLIMPIA: LIST OF CANDIDATES FOR TELECOM ITALIA BOARD
                             OF DIRECTORS PRESENTED

Milan, 4 April 2007 - Olimpia S.p.A. makes it known that it presented on today's date a list of candidates for the positions of Directors of the Board of Telecom Italia to propose to the forthcoming Ordinary Shareholders' Meeting called for 15-16 April 2007. Following are the names of the components of the list:


   1.    Carlo Alessandro Puri Negri
   2.    Claudio De Conto
   3.    Luciano Gobbi
   4.    Gilberto Benetton
   5.    Gianni Mion
   6.    Carlo Orazio Buora
   7.    Riccardo Ruggiero
   8.    Aldo Minucci
   9.    Renato Pagliaro
   10.   Paolo Baratta (indipendente)
   11.   Diana Bracco (indipendente)
   12.   Domenico De Sole (indipendente)
   13.   Luigi Fausti (indipendente)
   14.   Jean Paul Fitoussi (indipendente)
   15.   Pasquale Pistorio (indipendente)
   16.   Francesco Gori
   17.   Lucio Pinto






                               Page 7 of 9 pages

                                                                     EXHIBIT 112
                                                                     -----------



                                 OLIMPIA S.P.A.

             Registered office in Milan (Italy) - Viale Sarca n. 222
                Share Capital Euro 4,630,233,510.00 fully paid in
       Milan Company Register number, tax code and VAT number: 03232190961


                        ORDINARY SHAREHOLDERS' MEETING OF
                              TELECOM ITALIA [LOGO]
                              APRIL 15TH-16TH, 2007
              ANNOUNCEMENT PURSUANT TO ARTICLE 9 OF THE BY-LAWS OF
                              TELECOM ITALIA S.P.A.

With reference to the ordinary shareholders' meeting of Telecom Italia S.p.A., (registered office in Milan, Piazza degli Affari n. 2, tax code and Company Register number 00488410010) to be held on 15 and 16 April 2007, on first and second call, respectively, to adopt, inter alia, the following resolutions:

"Appointment of the Board of Directors:

o     determination of the number of the members of the Board;
o     determination of the term of office of the Board;
o     appointment of the Directors;
o determination of the annual compensation of the members of the Board of Directors.",

the shareholder Olimpia S.p.A. (holder of 2,407,345,359 Telecom Italia S.p.A. ordinary shares, corresponding to approximately 17.99% of the capital entitled to vote in the company's ordinary shareholders' meeting) announces the proposal:

o to determine in 19 the number of the Board of Directors members; however, if no other list of candidates will be elected, Olimpia S.p.A. will have the faculty to modify its proposal, redetermining the number of the above members;
o to establish for the mandate of the members of the Board of Directors to be appointed a one year term expiring on the date of the shareholders meeting that will be convened to approve the financial statements for the year ending 31 December 2007;
o to establish the total annual remuneration of the Board of Directors pursuant to Article 2389, paragraph 1, of the Italian Civil Code in a maximum amount of Euro 2,800,000.00 (or in a maximum amount of Euro 2,600,000.00 if no other list of candidates will be elected), to be divided among the directors in accordance with the resolutions that the Board itself will adopt on this matter.

PURSUANT TO ARTICLE 9 OF THE BY-LAWS, THE SHAREHOLDER OLIMPIA S.P.A. PRESENTS THE FOLLOWING SLATE OF CANDIDATES TO SET UP THE BOARD OF DIRECTORS:

1. Carlo Alessandro Puri Negri, born in Genova on 11th July 1952
2. Claudio De Conto, born in Milano on 16th September 1962
3. Luciano Gobbi, born in Piacenza on 20th February 1953
4. Gilberto Benetton, born in Treviso on 19th June 1941
5. Gianni Mion, born in Vo' (Padova) on 6th September 1943
6. Carlo Orazio Buora, born in Milano on 26th May 1946
7. Riccardo Ruggiero, born in Napoli on 26th August 1960
8. Aldo Minucci, born in Reggio Calabria on 4th July 1946
9. Renato Pagliaro, born in Milano on 20th February 1957
10. Paolo Baratta, born in Milano on 11th November 1939 (1)(2)
11. Diana Bracco, born in Milano on 3rd July 1941 (2)
12. Domenico De Sole, born in Roma on st January 1944 (2)
13. Luigi Fausti, born in Ancona on 9th March 1929 (1)(2)
14. Jean Paul Fitoussi, born in La Goulette (Tunisia) on 19th August 1942 (1)(2)
15. Pasquale Pistorio, born in Agira (Enna) on 6 th January 1936 (2)
16. Francesco Gori, born in Firenze on 15th May 1952
17. Lucio Pinto, born in Reggio Emilia on 18th October 1939




                               Page 8 of 9 pages

(1) Candidates who have declared to be in possession of the independence requirements pursuant to art. 148, paragraph 3, of Legislative Decree no. 58 of February 24, 1998

(2) Candidates who have declared to be in possession of the independence requirements pursuant to the Code of Corporate Governance of Telecom Italia S.p.A. (that refers to all the independence requirements set forth by the Code of Corporate Governance of Borsa Italiana S.p.A.)

The slate, together with the documentation specified in Article 9 of the By-laws of Telecom Italia S.p.A. (including the curricula vitae of the candidates and their declaration stating the existence of the requirements prescribed for the office), is filed at the registered office of Telecom Italia S.p.A. in Milan, Piazza degli Affari n. 2. A copy of the curricula vitae is also available on the web site of Pirelli, at the following address: www.pirelli.com\ir, under the section "Olimpia".

MILAN, APRIL 5, 2007






























                               Page 9 of 9 pages